FILED PURSUANT TO RULE 424(B)(3)

REGISTRATION NO. 333-120847

SUPPLEMENT NO. 12
DATED JUNE 18, 2007
TO THE PROSPECTUS DATED JUNE 1, 2006
OF BEHRINGER HARVARD OPPORTUNITY REIT I, INC.

This Supplement No. 12 supplements, and should be read in conjunction with, the prospectus dated June 1, 2006, Supplement No. 9 dated February 13, 2007, Supplement No. 10 dated April 24, 2007 and Supplement No. 11 dated May 15, 2007.  Supplement No. 9 superseded and replaced the following prior supplements to the prospectus dated June 1, 2006:  Supplement No. 1 dated July 6, 2006; Supplement No. 2 dated July 19, 2006; Supplement No. 3 dated August 15, 2006; Supplement No. 4 dated September 1, 2006; Supplement No. 5 dated October 13, 2006; Supplement No. 6 dated November 13, 2006; Supplement No. 7 dated November 28, 2006; and Supplement No. 8 dated January 11, 2007.  This supplement updates, modifies or supersedes certain information contained in the prospectus sections as described below.  Unless otherwise defined in this Supplement No. 12, capitalized terms used have the same meanings as set forth in the prospectus.

Table of Contents

	Supplement No. 12 Page No.	Prospectus Page No.
Outside Front Cover Page of the Prospectus	2	front cover
Investment Objectives and Criteria	3	98
Federal Income Tax Considerations	10	132
Description of Shares	11	154
Plan of Distribution	15	176

Outside Front Cover Page of the Prospectus

The second paragraph appearing on the outside front cover page of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

We are offering and selling to the public a maximum of 46,587,065 shares for $10.00 per share.  We also are offering up to 8,000,000 shares of common stock to be issued pursuant to our distribution reinvestment plan for $9.50 per share.  We reserve the right to reallocate the shares of common stock we are offering between the primary offering and our distribution reinvestment plan.  We commenced our initial public offering of shares of our common stock on September 20, 2005.  As of June 14, 2007, we have sold approximately 33.8 million shares in the primary offering and approximately 400,000 shares through our distribution reinvestment plan, generating approximately $341 million in gross offering proceeds.

Investment Objectives and Criteria

Real Property Investments

The following information supplements the discussion contained in the “Investment Objectives and Criteria – Real Property Investments” section beginning on page 111 of the prospectus and all similar discussions appearing throughout the prospectus:

Santa Clara Tech Center

On May 2, 2007, we acquired a portfolio of three office buildings, containing approximately 456,000 aggregate rentable square feet, located on approximately 22.8 acres of land in Santa Clara, California (“Santa Clara Tech Center”) through Behringer Harvard Santa Clara LP (“BH Santa Clara”), a wholly-owned subsidiary of Behringer Harvard Opportunity OP I.  Santa Clara Tech Center consists of the following office buildings:

•      a two-story office building containing approximately 153,000 rentable square feet;

•      a two-story office building containing approximately 153,000 rentable square feet; and

•      a one-story office building containing approximately 150,000 rentable square feet.

The total contract purchase price for Santa Clara Tech Center, exclusive of closing costs, was $70 million.  The purchase price for the transaction was determined through negotiations between the Santa Clara Tech Center sellers, Sobrato Development Company No. 051 and Real Estate Trust at Community Foundation Silicon Valley, both unaffiliated third parties, and our advisor and its affiliates.  BH Santa Clara borrowed approximately $52.1 million under a bridge promissory note (the “Santa Clara Bridge Note”) with Citigroup Global Markets Realty Corp. (the “Santa Clara Lender”), an unaffiliated third party, to pay a portion of the contract price and paid the remaining amount from proceeds of our offering of common stock to the public.

BH Santa Clara entered into the Santa Clara Bridge Note on May 2, 2007.  The interest rate under the loan was fixed at 7.07% per annum.  Payment of all accrued interest and principal was due upon the maturity date, June 15, 2007.  In accordance with the note, BH Santa Clara deposited approximately $461,000 of an interest reserve as additional collateral for the loan, which was applied against amounts due at maturity.  Prepayment, in whole, was permitted at any time without penalty.

On June 8, 2007, we obtained permanent financing for the acquisition of the Santa Clara Tech Center and paid off the Santa Clara Bridge Note through a loan agreement (the “Santa Clara Loan Agreement”) and a mezzanine loan agreement (the “Santa Clara Mezzanine Loan Agreement”) with the Santa Clara Lender.

Borrowings under the Santa Clara Loan Agreement between BH Santa Clara and the Santa Clara Lender may total up to $59.5 million, and the Santa Clara Tech Center is held as collateral for the Santa Clara Loan Agreement.  Initial advances from the Santa Clara Loan Agreement of approximately $35.1 million were used to pay down the Santa Clara Bridge Note.  Additional advances under the Santa Clara Loan Agreement shall be used solely for work expenditures and lease cost expenditures for the Santa Clara Tech Center.  The interest rate under the Santa Clara Loan Agreement is equal to the one-month London Interbank Offer Rate (“LIBOR”) plus 1.75%, with interest being calculated on the unpaid principal.  The LIBOR rate is capped at 6.0% through an interest rate cap agreement.  Monthly payments of unpaid accrued interest are due beginning July 9, 2007.  A final payment of the principal and unpaid accrued interest is due and payable on June 9, 2010, the maturity date.  BH Santa Clara may extend the maturity date of the Santa Clara Loan Agreement for two one-year periods with at least 60 days’ notice prior to the then applicable maturity date.

We entered into the Santa Clara Mezzanine Loan Agreement with the Santa Clara Lender through Behringer Harvard Santa Clara M, LLC (the “Santa Clara Mezzanine Borrower”), the 99.9% limited partner of BH Santa Clara and a wholly-owned subsidiary of Behringer Harvard Opportunity OP I.  Borrowings under the Santa Clara Mezzanine Loan may total up to $20 million.  The partnership interest of the Santa Clara Mezzanine Borrower in BH Santa Clara is held as collateral for the Santa Clara Mezzanine Loan Agreement.  The interest rate under the Santa Clara Mezzanine Loan Agreement is equal to the one-month LIBOR rate plus 1.75%, with interest being calculated on the unpaid principal.  The LIBOR rate is capped at 6.0% through an interest rate cap agreement.  Monthly payments of unpaid accrued interest are due beginning July 9, 2007.  A final payment of the principal and unpaid accrued interest is due and payable on June 9, 2010, the maturity date.  The Santa Clara Mezzanine Borrower may extend the maturity date of the Santa Clara Mezzanine Loan Agreement for two one-year periods with at least 60 days’ notice prior to the then applicable maturity date.  Initial advances of $17 million were used to pay down the Santa Clara Bridge Note.  Additional advances under the Santa Clara Mezzanine Loan Agreement shall be used solely to fund deposits for additional interest reserves.

Prepayment of principal and unpaid interest in whole can be made on both the Santa Clara Loan Agreement and the Santa Clara Mezzanine Loan Agreement after June 14, 2008 without penalty or premium.  Prepayment of principal and unpaid interest in part can be made on both the Santa Clara Loan Agreement and the Santa Clara Mezzanine Loan Agreement upon certain conditions and circumstances after June 14, 2008.  Prepayment of principal and unpaid interest on both the Santa Clara Loan Agreement and the Sana Clara Mezzanine Loan Agreement requires at least 30 days’ notice prior to prepayment.  Such prepayments shall also include interest that would have accrued at the interest rate on the amount of principal being prepaid through the end of the period in which such prepayment occurs.  All prepayments must be made pro rata between the Santa Clara Loan Agreement and the Santa Clara Mezzanine Loan Agreement.

In addition, we have guaranteed payment of the debt and all of the obligations of BH Santa Clara under the Santa Clara Loan Agreement and the Santa Clara Mezzanine Borrower under the Santa Clara Mezzanine Loan Agreement.

Santa Clara Tech Center was originally constructed in 1984.  As of May 31, 2007, Santa Clara Tech Center was approximately 69% leased to a single tenant:  Hitachi Data Systems Corporation (“Hitachi”).  Hitachi, a Japanese electronics company, leases approximately 314,000 square feet of Santa Clara Tech Center for an annual base rent of approximately $2.6 million under a triple net lease that expires in April 2014.  Hitachi holds three five-year renewal options under this lease.

We believe that Santa Clara Tech Center is suitable for its intended purpose and adequately covered by insurance, and we do not intend to make significant repairs or improvements to Santa Clara Tech Center over the next few years.  There are at least four comparable properties located in the same submarket that might compete with Santa Clara Tech Center.

We will allocate a portion of the aggregate purchase price to one of three property components:  land, building and real estate intangibles.  Of these three components, only amounts allocated to building and real estate intangibles are depreciated or amortized.  For federal income tax purposes, we depreciate (1) amounts allocated to building on a straight-line basis over 39.5 years, (2) amounts allocated to the 15-year asset class, which generally includes land improvements on the property site, on a declining balance method and (3) amounts allocated to the five- and seven-year asset classes, which generally include other improvements, on the double declining balance method.

Real estate taxes paid for the tax year ended June 30, 2007 (the most recent tax year for which information is generally available) were approximately $618,000.  The real estate taxes paid were calculated by multiplying a portion of Santa Clara Tech Center’s assessed value by a tax rate of $1.1383 per $100 in assessed value and a portion by a tax rate of $1.1467 per $100 in assessed value.

The following table shows the weighted average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual base rent per square foot, for the property during the past five years ended December 31:

Year Ending December 31	Occupancy Rate as of December 31	Effective Annual Rental Per Square Foot ($)
2006	69%	$9.89
2005	100%	$11.29
2004	100%		*
2003	100%		*
2002	*		*

*              Information not available from Santa Clara Tech Center sellers.

The following table lists, on an aggregate basis, all of the scheduled lease expirations over each of the years ending December 31, 2007 through 2016 for Santa Clara Tech Center.  The table shows the approximate rentable square feet represented by the applicable lease expirations:

		Approx. Total		% of Gross
		Area of		Annual Rental
	Number of	Expiring	Total Annual	Income
Year Ending	Leases	Leases (Sq.	Rental Income of	Represented by
December 31	Expiring	Ft.)	Expiring Leases ($)	Expiring Leases
2007	0	—	—	—
2008	0	—	—	—
2009	0	—	—	—
2010	0	—	—	—
2011	0	—	—	—
2012	0	—	—	—
2013	0	—	—	—
2014	1	313,868	$3,144,585	100%
2015	0	—	—	—
2016	0	—	—	—

HPT Management has the sole and exclusive right to manage, operate, lease and supervise the overall maintenance of Santa Clara Tech Center.  Among other things, HPT Management has the authority to negotiate and enter into leases of Santa Clara Tech Center on our behalf (in substantial conformance with approved leasing parameters and the operating plan), to incur costs and expenses, to pay property operating costs and expenses from property cash flow or reserves and to require that we provide sufficient funds for the payment of operating expenses.  HPT Management has subcontracted certain of its on-site management and leasing services to CBRE Real Estate Services, Inc.

Several of our affiliates, including HPT Management, will receive fees or other compensation as a result of the acquisition and management of Santa Clara Tech Center.  Such fees and compensation will be paid in accordance with the compensation provisions described in our prospectus.

Royal Island

On May 3, 2007, we acquired a 31.271% interest as a limited partner in Royal Island Partners, LP, a Delaware limited partnership (the “Royal Island Partnership”), through Behringer Harvard Royal Island, LLC, a Delaware limited liability company and wholly-owned subsidiary of Behringer Harvard Opportunity OP I (“Behringer Harvard Royal Island”).  Pursuant to the Second Amended and Restated Limited Partnership Agreement of Royal Island Partners, LP dated as of May 2, 2007 (the “Royal Island Limited Partnership Agreement”), Behringer Harvard Royal Island committed to a total investment of $20 million in the Royal Island Partnership, with $10 million being contributed within two business days after the execution of the Royal Island Limited Partnership Agreement and $5 million being contributed on both May 15, 2007 and June 15, 2007.  Proceeds of our offering of common stock to the public were used to fund these capital contributions.

The Royal Island Partnership, through various direct and indirect subsidiaries, owns or leases approximately 433 acres of undeveloped land on three islands in the Commonwealth of the Bahamas - Royal Island, Chicken Cay, and Rat Cay.  The Royal Island Partnership currently plans to develop on the land a project (the “Royal Island Project”) comprised of a luxury boutique hotel, a spa and fitness center, restaurant facilities, an oceanfront golf course, residential lots, villas, townhomes and lofts, a marina, and associated infrastructure and amenities.  The current budget for the Royal Island Project is approximately $1 billion.  It is anticipated that the Royal Island Project will be funded with approximately $60 million in equity from the Royal Island Partnership and borrowings of approximately $175 million, with the balance to be funded with proceeds from the sale of developed residential properties included in the Royal Island Project.  Additional capital contributions from the partners in the Royal Island Partnership may be required to satisfy future development and operating needs.

The general partner in the Royal Island Partnership is Cypress Royal Island GP, LP, a Delaware limited partnership (“Cypress GP”), an affiliate of The Staubach Company.  Neither we nor our advisor are affiliated with Cypress GP.  Under the terms of the Royal Island Limited Partnership Agreement, Cypress GP has general control over the management of the Royal Island

Partnership.  The Royal Island Limited Partnership Agreement contains certain restrictions on the transfer of interests in the Royal Island Partnership.

The amount of contributed capital for the transaction was determined through negotiations between Cypress GP and our advisor.  Our advisor believes that the Royal Island Project is well located, suitable for its intended purpose, will be professionally developed and managed, and will attract an adequate number of hotel guests and buyers of residential properties.

The majority limited partner in the Royal Island Partnership is Cypress Royal Island Coinvestors, LP, a Delaware limited partnership (“Cypress”), which is an affiliate of Cypress GP.  Behringer Harvard Royal Island is one of several limited partners with minority interests in the Royal Island Partnership.  Neither we nor our advisor are affiliated with Cypress or any of the other partners in the Royal Island Partnership.  Additional limited partners may be admitted to the Royal Island Partnership in accordance with the terms of the Royal Island Limited Partnership Agreement.

The Royal Island Partnership, through one of its subsidiaries, has retained Cypress Equities I, L.P., a Texas limited partnership (“Cypress Equities”), which is an affiliate of Cypress GP, to develop the Royal Island Project pursuant to a Development Services Agreement, under which Cypress Equities will receive a development fee equal to 4% of hard construction costs.  However, Cypress Equities has agreed that (a) 25% of its development fee shall be deferred until the limited partners in the Royal Island Partnership have received aggregate distributions from such partnership in an amount equal to their capital contributions plus a 10% per annum return thereon and (b) the remainder of its development fee shall be deferred until (i) all pre-sale requirements (if any) with respect to the senior or first lien financing for the Royal Island Project have been satisfied and (ii) definitive documentation with respect to such financing has been executed.

The Royal Island Partnership, through one of its subsidiaries, has retained our advisor as an asset manager in respect to the hotel portion of the Royal Island Project pursuant to an Asset Management Agreement, under which our advisor will receive compensation for its services as follows:  (1) $5,000 per month (prorated for any partial month) from the date of such agreement to December 31, 2007; (2) $10,000 per month from January 1, 2008 until December 31, 2008; and (3) $20,000 per month for the remainder of the term of the agreement.

Several of our affiliates, including HPT Management, will receive fees or other compensation as a result of this investment and our participation in the Royal Island Project.  Such fees and compensation will be paid in accordance with the compensation provisions described in our prospectus.

5000 S. Bowen Road

On May 10, 2007, we acquired 5000 South Bowen Road, a data center facility in Arlington, Texas (“5000 S. Bowen Road”), through Behringer Harvard Bowen Road LP, a wholly-owned subsidiary of Behringer Harvard Opportunity OP I.  5000 S. Bowen Road consists of a one-story building containing approximately 87,000 rentable square feet located on approximately 69.6 acres of land, of which approximately 13.8 acres is developable land.  The total contract purchase price of 5000 S. Bowen Road, exclusive of closing costs, was $18 million.  The purchase price for the transaction was determined through negotiations between the 5000 S. Bowen Road sellers, ECBD Bowen Rd, Ltd. and Bryan and Donna Dorsey, each an unaffiliated third party, and our advisor and its affiliates.  The purchase price was paid entirely through the use of proceeds of our offering of common stock to the public.  5000 S. Bowen Road was originally constructed in 1984.

The building was, as of May 31, 2007, leased to Atos Origin IT Services Inc. (“Atos Origin”), a subsidiary of a French information technology provider, for an annual base rent of approximately $1.2 million under a triple net lease that expires in April 2013.  Atos Origin holds two five-year renewal options under this lease.

We believe that 5000 S. Bowen Road is suitable for its intended purpose and adequately covered by insurance, and we do not intend to make significant repairs or improvements to 5000 S. Bowen Road over the next few years. There are no comparable properties located in the same submarket that might compete with 5000 S. Bowen Road.

We will allocate a portion of the aggregate purchase price to one of three property components:  land, building and real estate intangibles.  Of these three components, only amounts allocated to building and real estate intangibles are depreciated or amortized.  For federal income tax purposes, we depreciate (1) amounts allocated to building on a straight-line basis over 39.5 years, (2) amounts allocated to the 15-year asset class, which generally includes land improvements on the property site, on a declining balance method and (3) amounts allocated to the five- and seven-year asset classes, which generally include other improvements, on the double declining balance method.

Real estate taxes paid for the tax year ended December 31, 2006 (the most recent tax year for which information is generally available) were approximately $221,000.  The real estate taxes paid were calculated by multiplying 5000 S. Bowen Road’s assessed value by a tax rate of $2.9043 per $100 in assessed value.

The following table shows the weighted average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual base rent per square foot, for the property during the past five years ended December 31:

Year Ending December 31	Occupancy Rate as of December 31	Effective Annual Rental Per Square Foot ($)
2006	100%	$14.53
2005	100%	$17.47
2004	100%		*
2003	100%		*
2002	100%		*

*              Information not available from 5000 S. Bowen Road sellers.

The following table lists, on an aggregate basis, all of the scheduled lease expirations over each of the years ending December 31, 2007 through 2016 for 5000 S. Bowen Road.  The table shows the approximate rentable square feet represented by the applicable lease expirations:

		Approx. Total		% of Gross
		Area of		Annual Rental
	Number of	Expiring	Total Annual	Income
Year Ending	Leases	Leases (Sq.	Rental Income of	Represented by
December 31	Expiring	Ft.)	Expiring Leases ($)	Expiring Leases
2007	0	—	—	—
2008	0	—	—	—
2009	0	—	—	—
2010	0	—	—	—
2011	0	—	—	—
2012	0	—	—	—
2013	1	87,000	$1,424,931	100%
2014	0	—	—	—
2015	0	—	—	—
2016	0	—	—	—

HPT Management has the sole and exclusive right to manage, operate, lease and supervise the overall maintenance of 5000 S. Bowen Road.  Among other things, HPT Management has the authority to negotiate and enter into leases of 5000 S. Bowen Road on our behalf (in substantial conformance with approved leasing parameters and the operating plan), to incur costs and expenses, to pay property operating costs and expenses from property cash flow or reserves and to require that we provide sufficient funds for the payment of operating expenses.  HPT Management has subcontracted certain of its on-site management and leasing services to Capstar Commercial Real Estate Services.

Several of our affiliates, including HPT Management, will receive fees or other compensation as a result of the acquisition and management of 5000 S. Bowen Road.  Such fees and compensation will be paid in accordance with the compensation provisions described in our prospectus.

The Lodge & Spa at Cordillera

On June 6, 2007, we acquired an 85% ownership interest in a 56-room resort that includes a 20,000 square foot spa in Edwards, Colorado (“The Lodge & Spa at Cordillera”) through Behringer Harvard Cordillera, LLC (“BH Cordillera”), an indirect majority-owned subsidiary of Behringer Harvard Opportunity OP I.  Behringer Harvard Cordillera Investor, LLC, our operating partnership’s wholly-owned subsidiary (“BH Cordillera Investor”), owns an 85% ownership interest in BH Cordillera, and the remaining 15% ownership interest is held by Cordillera Partners, LLC, an unaffiliated entity (“Cordillera Partners”).  The sellers of The Lodge & Spa at Cordillera include Colorado Hotel Holding, LLC, Cordillera Lodge & Spa, LLC, Colorado Hotel Operator, Inc., and Cordillera Land, LLC, all of which are unaffiliated entities.  The Lodge & Spa at Cordillera was originally constructed in 1988 and renovated in 2004.  It is situated on 8.3 acres of land, which includes 3.5 acres of land intended for development into 19 additional lodging units (the “Additional Cordillera Units”).  In addition, The Lodge & Spa at Cordillera includes an adjacent 23.2 acres of vacant land, which is entitled for a combination of residential, commercial and recreational use.  BH Cordillera plans to renovate the existing resort.

The contract purchase price for The Lodge & Spa at Cordillera was $35 million, excluding closing costs.  The purchase price for the transaction was determined through negotiations between the sellers of The Lodge & Spa at Cordillera and our advisor, its affiliates, Cordillera Partners and its affiliates.  Pursuant to the limited liability company agreement of BH Cordillera executed on May 10, 2007, upon the acquisition of The Lodge & Spa at Cordillera, BH Cordillera Investor contributed approximately $9.4 million to BH Cordillera and Cordillera Partners contributed $1.7 million, which included amounts previously funded for earnest money deposits.  Additional scheduled capital contributions are required as necessary to fund amounts required under the development budget for the resort’s renovation.  From time to time, BH Cordillera Investor, as the member holding the majority in interest of BH Cordillera, may request additional capital contributions or member loans from the members of BH Cordillera under conditions defined in the limited liability company agreement.  In addition, BH Cordillera Investor made a bridge loan to BH Cordillera in the amount of approximately $26.3 million at an interest rate of 9%, which was used for the acquisition of, and is secured by, the property.  Permanent third party financing will be obtained as soon as is commercially reasonable (which shall be no later than six months after the acquisition of The Lodge & Spa at Cordillera) and will be used to repay this bridge loan.  Proceeds of our offering of common stock to the public were used to fund our capital contribution and the bridge loan.

BH Cordillera Investor is authorized to make decisions and to act on behalf of BH Cordillera in the ordinary course of business; however, certain major decisions (as defined in the limited liability company agreement) require approval by Cordillera Partners.

Distributions of cash from operations from BH Cordillera are to be made on a pro rata basis to the members in their respective percentages (being 85% for BH Cordillera Investor and 15% for Cordillera Partners) until the members have achieved a 25% internal rate of return and their capital accounts are reduced to zero.  These pro rata distributions assume that no member’s capital account has been diluted by failure to make any additional capital contributions that would change the respective percentages.  Thereafter, distributions of cash are to be made in the following percentages:  50% to BH Cordillera Investor and 50% to Cordillera Partners.

BH Cordillera has entered into two development agreements with TP Cordillera LLC (the “Cordillera Developer”), an affiliate of Cordillera Partners, to perform development services in respect of The Lodge & Spa at Cordillera and the Additional Cordillera Units, pursuant to which the Cordillera Developer will receive a development fee of up to 3% of the designated costs of renovating the resort and constructing the Additional Cordillera Units.  The current budget for the renovation of the resort and the construction of the Additional Cordillera Units is approximately $32 million, a majority of which will be financed through construction financing with remainder funded from proceeds of our public offering.

Behringer Harvard Cordillera Residences, Inc., our operating partnership’s wholly-owned subsidiary (“BH Cordillera Residences Investor”), is the 85% member and Cordillera Partners is the 15% member of Behringer Harvard Residences at Cordillera, LLC (“BH Cordillera Residences”).  BH Cordillera intends to transfer its ownership in the 3.5 acres of land for the Additional Cordillera Units, and potentially the 23.2 acres of undeveloped land, to BH Cordillera Residences.  Pursuant to the limited liability company agreement of BH Cordillera Residences executed on May 10, 2007, BH Cordillera Residences Investor contributed $212,500 and Cordillera Partners contributed $37,500 to BH Cordillera Residences.  Proceeds of our offering of common stock to the public were used to fund our capital contribution of $212,500.  Additional scheduled capital contributions are required as necessary to fund amounts required under the development budget for the development of the Additional Cordillera Units.  From time to time, BH Cordillera Residences Investor, as the member holding the majority in interest of BH Cordillera Residences, may request additional capital contributions or member loans from the members of BH Cordillera Residences under conditions defined in the limited liability company agreement.

BH Cordillera Residences Investor is authorized to make decisions and to act on behalf of BH Cordillera Residences in the ordinary course of business; however, certain major decisions (as defined in the limited liability company agreement) require approval by Cordillera Partners.

Distributions of cash from operations from BH Cordillera Residences are to be made on a pro rata basis to the members in their respective percentages (being 85% for BH Cordillera Residences Investor and 15% for Cordillera Partners) until the members have achieved a 25% internal rate of return and their capital accounts are reduced to zero.  These pro rata distributions assume that no member’s capital account has been diluted by failure to make any additional capital contributions that would change the respective percentages.  Thereafter, distributions of cash are to be made in the following percentages:  50% to BH Cordillera Residences Investor and 50% to Cordillera Partners.

BH Cordillera has leased The Lodge & Spa at Cordillera to BH Cordillera Residences under a lease agreement with an initial term expiring on December 31, 2008.  As scheduled under the lease agreement, BH Cordillera Residences will pay base rent and percentage rent based on The Lodge & Spa at Cordillera meeting certain revenue thresholds.

The amount of contributed capital for the transaction was determined through negotiations between our advisor and its affiliates and Cordillera Partners and its affiliates.  Our advisor believes that this property is well located, suitable for its intended purpose, has acceptable roadway access, attracts an adequate number of guests, is well maintained, is adequately insured and has been professionally managed.  There are no comparable properties located in the same submarket that might compete with The Lodge & Spa at Cordillera.

We will allocate a portion of the aggregate purchase price to one of three property components:  land, building and real estate intangibles.  Of these three components, only amounts allocated to building and real estate intangibles are depreciated or amortized.  For federal income tax purposes, we depreciate (1) amounts allocated to building on a straight-line basis over 39.5 years, (2) amounts allocated to the 15-year asset class, which generally includes land improvements on the property site, on a declining balance method and (3) amounts allocated to the five- and seven-year asset classes, which generally include other improvements, on the double declining balance method.

RockResorts International, LLC (the “Cordillera Property Manager”), has the sole and exclusive right to manage, operate, lease and promote The Lodge & Spa at Cordillera under a property agreement we assumed from Colorado Hotel Operator, Inc.  The Cordillera Property Manager has the authority to negotiate and enter into leases, contracts, licenses or other arrangements of the hotel operations, to incur costs and expenses, to pay The Lodge & Spa at Cordillera’s operating costs and expenses from cash flow or reserves and to require sufficient funds for the payment of operating expenses.  As compensation, the Cordillera Property Manager receives a base management fee equal to 3% of The Lodge & Spa at Cordillera’s adjusted gross revenue plus additional incentive fees if cash flows before incentive fees exceed annual targets.

Real estate taxes for The Lodge & Spa at Cordillera in 2006 were approximately $307,000 in the aggregate, based on a tax rate of approximately $102.175 per $1,000 of assessed value.

Several of our affiliates will receive fees or other compensation as a result of this acquisition and management of the property.  Such fees and compensation will be paid in accordance with the compensation provisions described in our prospectus.

Federal Income Tax Considerations

Compliance with American Jobs Creation Act

The third paragraph in the “Federal Income Tax Considerations – Compliance with American Jobs Creation Act” section on page 144 of the prospectus is superseded in its entirety as follows:

Based on the statutory language and the applicable rules and regulations, it appears that restricted stock units may constitute “nonqualified deferred compensation plans” for purposes of these provisions.  It is also possible that some stock options and stock appreciation rights (generally those with an exercise price that is less than the fair market value of the underlying stock as of the date of grant) could be considered “nonqualified deferred compensation plans” for these purposes.

Description of Shares

Share Redemption Program

The “Description of Shares – Share Redemption Program” section beginning on page 159 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

On October 5, 2005, the SEC granted us exemptive relief from rules restricting issuer purchases during distributions with respect to our share redemption program.  Accordingly, on February 17, 2006, our board of directors adopted our share redemption program, which permits you to sell your shares back to us after you have held them for a least one year, subject to the significant conditions and limitations described below.

Prior to the time that our shares are listed for trading on a national securities exchange, our stockholders who have held their shares for at least one year may receive the benefit of limited interim liquidity by presenting for redemption all or a portion of their shares to us in accordance with the procedures outlined herein.  At that time, we may, subject to our discretion and the other conditions and limitations described below, redeem the shares presented for redemption for cash to the extent that we have sufficient funds available to us to fund such redemption.

Except as described below for redemptions upon a stockholder’s death or qualifying disability (as defined below) or redemptions sought upon a stockholder’s confinement to a long-term care facility (upon the conditions set forth below), the purchase price per share for shares redeemed under the redemption program will equal (1) prior to the time we begin obtaining appraisals, the amount by which (a) the lesser of (i) 90% of the average price per share the original purchaser or purchasers of these shares paid to us for all of the shares (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to our common stock) or (ii) 90% of the offering price of shares in our most recent offering exceeds (b) the aggregate amount of net sale proceeds per share, if any, distributed to investors prior to the redemption date as a result of the sale of one or more of our investments, or (2) after we begin obtaining such appraisals, the lesser of (i) 100% of the average price per share the original purchaser or purchasers of your shares paid for all of your shares (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to our common stock) or (ii) 90% of the net asset value per share, as determined by the most recent appraisal.

In the event that a stockholder redeems all of his or her shares, any shares that the stockholder purchased pursuant to our distribution reinvestment plan may be excluded from the foregoing one-year holding period requirement, in the discretion of our board of directors.  In addition, for purposes of the one-year holding period, limited partners of Behringer Harvard Opportunity OP I who exchange their limited partnership units for shares of our common stock will be deemed to have owned their shares as of the date they were issued their limited partnership units in Behringer Harvard Opportunity OP I.  Our board of directors reserves the right in its sole discretion at any time and from time to time to (1) waive the one-year holding period in the event of a stockholder’s death or qualifying disability, a stockholder’s confinement to a long-term care facility, other exigent circumstances affecting a stockholder such as bankruptcy, or a mandatory distribution requirement under a stockholder’s IRA, (2) reject any request for redemption, (3) change the purchase price for redemptions, or (4) otherwise amend the terms of our share redemption program.  For a description of the exchange rights of the limited partners of Behringer Harvard Opportunity OP I, see the section of this prospectus captioned “The Operating Partnership Agreement – Exchange Rights.”

In addition, and subject to the conditions and limitations described below, we will redeem shares upon the death of a stockholder who is a natural person, including shares held by such stockholder through a revocable grantor trust, or an IRA or other retirement or profit-sharing plan, after receiving written notice from the estate of the stockholder, the recipient of the shares through bequest or inheritance, or, in the case of a revocable grantor trust, the trustee of such trust, who will have the sole ability to request redemption on behalf of the trust.  We must receive the written notice within 270 days after the death of the stockholder.  If spouses are joint registered holders of shares, the request to redeem the shares may be made if either of the registered holders dies.  If the stockholder is not a natural person, such as a trust other than a revocable grantor trust, partnership, corporation or other similar entity, these special redemption rights upon death do not apply.

Furthermore, and subject to the conditions and limitations described below, we will redeem shares held by a stockholder who is a natural person, including shares held by such stockholder through a revocable grantor trust, or an IRA or other retirement or profit-sharing plan, with a qualifying disability or upon confinement to a long-term care facility, after receiving written notice from such stockholder, provided that the condition causing the qualifying disability was not pre-existing on the date that the person became a stockholder or that the stockholder seeking redemption was not confined to a long-term care facility on the date the person became a stockholder.  We must receive written notification within 270 days after the determination of the stockholder’s qualifying disability, or with respect to redemptions sought upon a stockholder’s confinement to a long-term care facility, within 270 days of the earlier of:

(1) the one-year anniversary of the stockholder’s admittance to the long-term care facility; or (2) the date of the determination of the stockholder’s indefinite confinement to the long-term care facility by a licensed physician.  If the stockholder is not a natural person, such as a trust (other than a revocable grantor trust), partnership, corporation or other similar entity, these special redemption rights do not apply.

In order for a disability to be considered a “qualifying disability,” (1) the stockholder must receive a determination of disability based upon a physical or mental condition or impairment arising after the date the stockholder acquired the shares to be redeemed, and (2) such determination of disability must be made by the governmental agency responsible for reviewing the disability retirement benefits that the stockholder could be eligible to receive (the “applicable governmental agency”).  The “applicable governmental agencies” are limited to the following:  (1) if the stockholder paid Social Security taxes and therefore could be eligible to receive Social Security disability benefits, then the applicable governmental agency is the Social Security Administration or the agency charged with responsibility for administering Social Security disability benefits at that time if other than the Social Security Administration; (2) if the stockholder did not pay Social Security benefits and therefore could not be eligible to receive Social Security disability benefits, but the stockholder could be eligible to receive disability benefits under the Civil Service Retirement System (CSRS), then the applicable governmental agency is the U.S. Office of Personnel Management or the agency charged with responsibility for administering CSRS benefits at that time if other than the Office of Personnel Management; or (3) if the stockholder did not pay Social Security taxes and therefore could not be eligible to receive Social Security benefits but suffered a disability that resulted in the stockholder’s discharge from military service under conditions that were other than dishonorable and therefore could be eligible to receive military disability benefits, then the applicable governmental agency is the Veteran’s Administration or the agency charged with the responsibility for administering military disability benefits at that time if other than the Veteran’s Administration.

Disability determinations by governmental agencies for purposes other than those listed above, including but not limited to worker’s compensation insurance, administration or enforcement of the Rehabilitation Act or Americans with Disabilities Act, or waiver of insurance premiums, will not entitle a stockholder to the special redemption terms applicable to stockholders with a qualifying disability unless permitted in the discretion of the board of directors.  Redemption requests following an award by the applicable governmental agency of disability benefits must be accompanied by:  (1) the investor’s initial application for disability benefits and (2) a Social Security Administration Notice of Award, a U.S. Office of Personnel Management determination of disability under CSRS, a Veteran’s Administration record of disability-related discharge or such other documentation issued by the applicable governmental agency that we deem acceptable and demonstrates an award of the disability benefits.

We understand that the following disabilities do not entitle a worker to Social Security disability benefits:

•                  disabilities occurring after the legal retirement age;

•                  temporary disabilities; and

•                  disabilities that do not render a worker incapable of performing substantial gainful activity.

Therefore, such disabilities will not qualify for the special redemption terms except in the limited circumstances when the investor is awarded disability benefits by the other “applicable governmental agencies” described above.  However, where a stockholder requests the redemption of his or her shares due to a disability and such stockholder does not have a “qualifying disability” under the terms described above, our board of directors may redeem the stockholder’s shares in its discretion.

With respect to redemptions sought upon a stockholder’s confinement to a long-term care facility, a “long-term care facility” means an institution that:  (1) either (a) is approved by Medicare as a provider of skilled nursing care or (b) is licensed as a skilled nursing home by the state or territory in which it is located (it must be within the United States, Puerto Rico, or U.S. Virgin Islands); and (2) meets all of the following requirements:  (a) its main function is to provide skilled, intermediate or custodial nursing care; (b) it provides continuous room and board to three or more persons; (c) it is supervised by a registered nurse or licensed practical nurse; (d) it keeps daily medical records of all medication dispensed; and (e) its primary service is other than to provide housing for residents.  If a stockholder seeks redemption of his or her shares due to confinement to a long-term care facility, the stockholder must submit a written statement from a licensed physician certifying either:  (1) the stockholder’s continuous and continuing confinement to a long-term care facility over the course of the last year; or (2) that the licensed physician has determined that the stockholder will be indefinitely confined to a long-term care facility.  Notwithstanding the above, where a stockholder requests redemption of his or her shares due to confinement to a long-term care facility, and such stockholder does not meet the definition set forth above, our board of directors may redeem the stockholder’s shares in its discretion.

The purchase price per share for shares redeemed upon a stockholder’s death or qualifying disability or confinement to a long-term care facility (provided that the condition causing such qualifying disability was not pre-existing on the date that such person became a stockholder or that the stockholder was not confined to a long-term care facility on the date the person became a stockholder), until we begin having appraisals performed by an independent third-party, will be equal to the amount by which (a) the average price per share the stockholder paid to us for all of the stockholder’s shares (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to the common stock) exceeds (b) the aggregate amount of net sale proceeds per share, if any, distributed to investors prior to the redemption date as a result of the sale of one or more of our investments.  Thereafter, the purchase price will be the net asset value per share, as determined by the most recent appraisal.  We will redeem shares upon the death or disability of the stockholder or such stockholder’s confinement to a long-term care facility only to the extent that we have sufficient funds available to us to fund such redemption.

Our share redemption program, including the redemptions sought upon a stockholder’s death, qualifying disability or confinement to a long-term care facility, is available only for stockholders who purchase their shares directly from us or the transferees mentioned below, and is not intended to provide liquidity to any stockholder who acquired his or her shares by purchase from another stockholder.  In connection with a request for redemption, the stockholder or his or her estate, heir or beneficiary will be required to certify to us that the stockholder either (1) acquired the shares to be repurchased directly from us or (2) acquired such shares from the original subscriber by way of a bona fide gift not for value to, or for the benefit of, a member of the subscriber’s immediate or extended family (including the subscriber’s spouse, parents, siblings, children or grandchildren and including relatives by marriage) or through a transfer to a custodian, trustee or other fiduciary for the account of the subscriber or members of the subscriber’s immediate or extended family in connection with an estate planning transaction, including by bequest or inheritance upon death or operation of law.

We will engage a third-party to conduct a Uniform Commercial Code (UCC) search to ensure that no liens or encumbrances are held against the shares presented for redemption.  We will deduct up to $300 from the proceeds of the repurchase to cover our costs for this search.  Shares that are not subject to liens or encumbrances will be eligible for redemption following the completion of the UCC search.  We will not redeem shares that are subject to liens or other encumbrances until the stockholder presents evidence that such liens or encumbrances have been removed.

We intend to redeem shares quarterly under the program.  We will not redeem in excess of 5% of the weighted average number of shares outstanding during the twelve-month period immediately prior to the date of redemption.  Our board of directors will determine from time to time, and at least quarterly, whether we have sufficient excess cash to repurchase shares.  Generally, the cash available for redemption will be limited to 1% of the operating cash flow from the previous fiscal year (to the extent we have positive cash flow), plus any proceeds from our distribution reinvestment plan.  Our board of directors, in its sole discretion, may suspend implementation of, terminate or amend our share redemption program at any time it determines that such suspension, termination, or amendment is in our best interest or to reduce the number of shares purchased under the share redemption program if it determines the funds otherwise available to fund our share redemption program are needed for other purposes.  These limitations apply to all redemptions, including redemptions sought upon a stockholder’s death, qualifying disability or confinement to a long-term care facility.  A stockholder will have no right to request redemption of the holder’s shares if the shares are listed for trading on a national securities exchange.  See “Risk Factors - Risks Related to Our Business in General.”

A request for redemption may be withdrawn in whole or in part by a stockholder in writing at any time prior to redemption.  We cannot guarantee that the funds set aside for the share redemption program will be sufficient to accommodate all requests made in any particular redemption period.  If we do not have sufficient funds available at the time when redemption is requested, the stockholder or his or her estate, heir or beneficiary can (1) withdraw the request for redemption, or (2) ask that we honor the request at such time, if any, when sufficient funds become available.  Such pending requests will be honored among all requests for redemption in any given redemption period, as follows:  first, pro rata as to redemptions sought upon the death or qualifying disability of a stockholder or confinement to a long-term care facility; next, pro rata as to redemptions sought by stockholders who demonstrate, in the discretion of our board of directors, another involuntary exigent circumstance, such as bankruptcy; next, pro rata as to redemptions sought by stockholders subject to a mandatory distribution requirement under such stockholder’s IRA; and, finally, pro rata as to other redemption requests.  Our advisor and its affiliates will defer their own redemption requests, if any, until all other requests for redemption have been met.

In general, a stockholder or his or her estate, heir or beneficiary must present at least 25% of the holder’s shares for redemption.  However, provided that the holder’s redemption request is made within 270 days of the event giving rise to the special circumstances described in this sentence, where redemption is being requested (1) on behalf of a deceased stockholder; (2) by a stockholder with a qualifying disability or who is deemed by our board of directors to be permanently disabled or who is seeking redemption upon confinement to a long-term care facility; (3) by a stockholder due to other involuntary exigent circumstances, such as bankruptcy; or (4) by a stockholder due to a mandatory distribution under such stockholder’s IRA, a minimum of 10% of the stockholder’s shares may be presented for redemption; provided, however, the stockholder must present at least 25% of such stockholder’s remaining shares in any future request.  In the case of stockholders who undertake a series of partial redemptions, appropriate adjustments in the purchase price for the redeemed shares will be made so that the blended price per share for all redeemed shares is reflective of the original price per share of all shares purchased by such stockholder through the dates of each redemption.

A stockholder who wishes to have shares redeemed must mail or deliver to us a written request on a form provided by us and executed by the stockholder, its trustee or authorized agent.  An estate, heir or beneficiary that wishes to have shares redeemed following the death of a stockholder must mail or deliver to us a written request on a form provided by us, including evidence acceptable to our board of directors of the death of the stockholder, and executed by the executor or executrix of the estate, the heir or beneficiary, or their trustee or authorized agent.  A stockholder requesting the redemption of his or her shares due to a qualifying disability or confinement to a long-term care facility must mail or deliver to us a written request on a form provided by us, including the evidence and documentation described above, or evidence acceptable to our board of directors of the stockholder’s disability or confinement to a long-term care facility.  If the shares are to be redeemed under the conditions outlined herein, we will forward the documents necessary to affect the redemption, including any signature guaranty we may require.

The effective date of any redemption will be the last day of the calendar month preceding the quarterly determination by our board of directors of the availability of funds for redemption.  The shares approved for redemption will accrue no distributions after the effective date of redemption.  In making the determination of the availability of funds for redemption, our board of directors will consider only properly completed redemption requests that we received on or before the end of the period ending no later than the last day of the calendar month preceding the determination of the availability of funds for redemption.  Payment for the shares so approved for redemption, assuming sufficient funds for redemption and the satisfaction of all necessary conditions, will be made no later than 15 days after the date of our directors’ action to determine the shares approved for redemption.

Subject to the restrictions in Behringer Harvard Opportunity OP I’s limited partnership agreement and any other applicable agreement, we may cause Behringer Harvard Opportunity OP I to offer to its limited partners (other than our subsidiaries, BHO, Inc. and BHO Business Trust) a partnership unit redemption program equivalent to our share redemption program.  Any units redeemed under the partnership unit redemption program will be redeemed upon terms substantially equivalent to the redemption terms of our share redemption program and will be treated as shares for purposes of calculating the annual limitation on the number of shares that may be redeemed under our share redemption program.

Our share redemption program is only intended to provide interim liquidity for our stockholders until a secondary market develops for the shares.  No such market presently exists, and we cannot assure you that any market for your shares will ever develop.  Neither our advisor, nor any member of our board of directors nor any of their affiliates will receive any fee on the repurchase of shares by us pursuant to the share redemption program.  For a discussion of the tax treatment of redemptions, see “Federal Income Tax Considerations – Taxation of U.S. Stockholders.”

The shares we purchase under the share redemption program will be cancelled, and we will not reissue such shares unless they are first registered with the Securities and Exchange Commission under the Securities Act and under appropriate state securities laws or otherwise issued in compliance with or pursuant to an exemption from such laws.

The foregoing provisions regarding the share redemption program in no way limit our ability to repurchase shares from stockholders by any other legally available means for any reason that the advisor, in its discretion, deems to be in our best interest.

Plan of Distribution

Subscription Process

The second full paragraph of the “Plan of Distribution – Subscription Process” section beginning on page 176 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

Subscriptions will be effective upon either our (1) acceptance and countersigning of the subscription agreement or (2) admission of the subscriber as a stockholder, which will be evidenced by sending a confirmation of our acceptance to the subscriber.  In the event we evidence our acceptance of a subscription by sending a confirmation, the date of acceptance will be the date that we admit the subscriber as a stockholder, which may or may not be the date on which the corresponding confirmation is sent.  We reserve the right to reject any subscription in whole or in part, notwithstanding our deposit of the subscription proceeds in an escrow or company account.  We may not accept a subscription for shares until at least five business days after the date you receive this prospectus.  Subject to compliance with Rule 15c2-4 of the Exchange Act, our dealer manager and the broker-dealers participating in the offering will submit a subscriber’s check promptly to the escrow agent or the company, as applicable.